Exhibit 77Q to Form N-SAR for
Renaissance Capital Greenwich Funds (the "Funds")
Exhibit A

INTERNAL CONTROLS:

(a) (i):  The Registrant's Principal Executive
Officers have concluded that the Registrant's disclosure controls and procedures (as defined in Rule 30a-2 under the Investment Company Act of 1940
(the "Act")are effective in design and operation and are sufficient to form the basis of the certifications required by Rule 30a-2 under the Act, based on their evaluation of these disclosure controls and procedures within 90 days of the filing date of this report on Form N-SAR.

(a) (ii): There were no significant changes in the Registrant's internal controls, or in other factors that could significantly affect these controls, subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.